Submission of Matters to a Vote of Shareholders


The Joint Annual Meeting of Shareholders of First Trust Value Line(R) Dividend Fund, First Trust/Four Corners
Senior Floating Rate Income Fund, Macquarie/First Trust Global Infrastructure/Utilities Dividend & Income Fund, First Trust/Value Line(R) & Ibbotson Equity Allocation Fund, and First Trust/Four Corners Senior Floating Rate Income Fund II was held on September 13, 2004. At the Annual Meeting three of the Fund's Trustees, consisting of James A. Bowen, Niel B. Nielson and Richard E. Erickson, were elected by holders of Common and Preferred Shares voting together as a single class, to serve an additional one year term. The number of votes cast for James A.
Bowen was 4,802,084, the number of votes withheld was 33,265 and the number of abstentions was 82,944. The number of votes cast for Niel B.Nielson was 4,793,384, the number of votes withheld was 41,965 and the number of abstentions was 82,944. The number of votes cast for Richard
E. Erickson was 4,796,584, the number of votes withheld was 38,765 and the number of abstentions was 82,944.

Also at the Annual Meeting of Shareholders of the Fund, two of the Fund's Trustees, Thomas R. Kadlec and David M.
Oster, were elected by the holders of MMP Shares to serve an additional one year term. The number of votes cast for each Trustee was 2,280, and there were no abstentions or votes withheld.